# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SmartRent, Inc., CIK 0001837014
CUSIP: 83193G107
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 18835 N. THOMPSON PEAK PARKWAY, SUITE 300, SCOTTSDALE, Arizona (AZ), 85255
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-064721
Filed by CIK 0002075403

## Reporting persons
- RET Ventures Strategic Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,291,996; sole dispositive power 0; shared dispositive power 4,291,996; aggregate amount beneficially owned 4,291,996 (2.2% of the class)
- RET Ventures Strategic Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,291,996; sole dispositive power 0; shared dispositive power 4,291,996; aggregate amount beneficially owned 4,291,996 (2.2% of the class)
- RET Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,088,743; sole dispositive power 0; shared dispositive power 6,088,743; aggregate amount beneficially owned 6,088,743 (3.2% of the class)
- RET Ventures Associates III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 141,190; sole dispositive power 0; shared dispositive power 141,190; aggregate amount beneficially owned 141,190 (0.1% of the class)
- RET Ventures Affiliates III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 129,735; sole dispositive power 0; shared dispositive power 129,735; aggregate amount beneficially owned 129,735 (0.1% of the class)
- RET Ventures III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,359,668; sole dispositive power 0; shared dispositive power 6,359,668; aggregate amount beneficially owned 6,359,668 (3.3% of the class)
- John Hanson Helm: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,992,335; shared voting power 10,651,664; sole dispositive power 2,992,335; shared dispositive power 10,651,664; aggregate amount beneficially owned 13,643,999 (7.1% of the class)
- Christopher J. Yip: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 938,939; shared voting power 10,651,664; sole dispositive power 938,939; shared dispositive power 10,651,664; aggregate amount beneficially owned 11,590,603 (6% of the class)

## Item 1. Issuer
Name of issuer: SmartRent, Inc.
Address of issuer's principal executive offices: 18835 N. THOMPSON PEAK PARKWAY, SUITE 300, SCOTTSDALE, AZ, 85255.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

RET Ventures Strategic Fund, L.P. ("RETV Strategic")
RET Ventures Strategic Fund GP, LLC ("RETV Strategic GP")
RET Ventures III, L.P. ("RETV III")
RET Ventures Associates III, L.P. ("RETV III Associates")
RET Ventures Affiliates III, L.P. ("RETV III Affiliates")
RET Ventures III GP, LLC ("RETV III GP")
John Helm ("Helm")
Christopher Yip ("Yip")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G/A.
Address of principal business office or, if none, residence:
136 Heber Ave, Suite 304
Park City, UT 84060
Citizenship: All of the entities were organized in Delaware. Helm and Yip are both United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 4,291,996 shares of common stock directly held by RETV Strategic; (ii) 6,088,743 shares of common stock directly held by RETV III; (iii) 141,190 shares of common stock directly held by RETV III Associates; (iv) 129,735 shares of common stock directly held by RETV III Affiliates; (v) 2,992,335 shares of common stock directly held by Helm; and (vi) 938,939 shares of common stock directly held by Yip.

RETV Strategic GP is the general partner of RETV Strategic and shares voting and investment authority over the shares held by RETV Strategic. RETV III GP is the general partner of each of RETV III, RETV III Associates and RETV III Affiliates and shares voting and investment authority over the shares held by each of RETV III, RETV III Associates and RETV III Affiliates. Helm and Yip are the Managing Directors of each of RETV Strategic GP and RETV III GP and share voting and investment authority over the shares held by each of RETV Strategic, RETV III, RETV III Associates and RETV III Affiliates.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G/A sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 191,611,799 shares of common stock outstanding as of August 3, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 5, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.A to the Reporting Persons' Schedule 13G filed with the SEC on July 1, 2025).

## Signatures
- RET Ventures Strategic Fund, L.P.: /s/ John Helm, By RET Ventures Strategic Fund GP, LLC, its General Partner, By John Helm, Managing Director (10/20/2026)
- RET Ventures Strategic Fund GP, LLC: /s/ John Helm, By John Helm, Managing Director (10/20/2026)
- RET Ventures III, L.P.: /s/ John Helm, By RET Ventures GP III, LLC, its General Partner, By John Helm, Managing Director (10/20/2026)
- RET Ventures Associates III, L.P.: /s/ John Helm, By RET Ventures GP III, LLC, its General Partner, By John Helm, Managing Director (10/20/2026)
- RET Ventures Affiliates III, L.P.: /s/ John Helm, By RET Ventures GP III, LLC, its General Partner, By John Helm, Managing Director (10/20/2026)
- RET Ventures III GP, LLC: /s/ John Helm, By John Helm, Managing Director (10/20/2026)
- John Hanson Helm: /s/ John Helm, John Helm (10/20/2026)
- Christopher J. Yip: /s/ Christopher Yip, Christopher Yip (10/20/2026)